Exhibit 1

Safe Bulkers, Inc. Reports First Quarter 2014 Results and Declares Quarterly Dividend on Common Stock

Athens, Greece – May 28, 2014 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the quarter ended March 31, 2014. The Board of Directors of the Company also declared a quarterly dividend of $0.06 per share of common stock for the first quarter of 2014.

Summary of First Quarter 2014 Results

•

Net revenue for the first quarter of 2014 decreased by 7% to $41.3 million from $44.2 million during the same period in 2013.

•

Net income for the first quarter of 2014 decreased by 30% to $11.2 million from $16.1 million during the same period in 2013. Adjusted net income1 for the first quarter of 2014 decreased by 46% to $8.6 million from $16.0 million during the same period in 2013.

•

EBITDA2 for the first quarter of 2014 decreased by 14% to $23.7 million from $27.5 million during the same period in 2013. Adjusted EBITDA1 for the first quarter of 2014 decreased by 23% to $21.1 million from $27.4 million during the same period in 2013.

•

Earnings per share (“EPS”) and Adjusted EPS1 for the first quarter of 2014 of $0.13 and $0.10 respectively, calculated on a weighted average number of shares of 83,441,135, compared to $0.21 and $0.21 in the first quarter 2013 respectively, calculated on a weighted average number of shares of 76,673,484.

•

The Board of Directors of the Company declared a dividend of $0.06 per common share for the first quarter of 2014.

________________________

1 Adjusted net income, Adjusted EPS and Adjusted EBITDA are non-GAAP measures and  represent net income, EPS and EBITDA before gain on asset purchase cancellation, early redelivery income/(cost) and gain/(loss) on derivatives and foreign currency, respectively.  See Table 1.

2 EBITDA is a non-GAAP measure and represents net income plus interest expense, tax, depreciation and amortization. See Table 1.

Fleet and Employment Profile

In January 2014, the Company took delivery of the Lake Despina (Hull No. 8126), a 181,400 dwt, Japanese newbuild Capesize class vessel. Upon her delivery, the vessel entered into a

10-year time charter contract.

In January 2014, the Company took delivery of the Kypros Land (Hull No. 1659), a 77,100 dwt, Japanese eco-design newbuild Panamax class vessel. Upon her delivery, the vessel was employed in the spot charter market.

In March 2014, the Company took delivery of the Kypros Sea (Hull No. 1660), a 77,100 dwt, Japanese eco-design newbuild Panamax class vessel. Upon her delivery, the vessel was employed in the spot charter market.

In March 2014, the Company, following an arbitration award issued in January 2014 in favor of the Company by a London arbitration tribunal, collected $36.3 million in arbitration award proceeds in relation to a cancelled Capesize class vessel (Hull No. J0131). The proceeds represent the full amount of advances paid to the shipyard of $31.8 million and interest of $4.5 million, calculated at an annual rate of 5% from the date of receipt of the relevant installments by the shipyard until the refund of such installments.

In May 2014, the Company concluded its previously announced public offering (the “Public Offering”) of 2,300,000 shares of its 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (the “Series C Preferred Shares”) at a price of $25.00 per share, which included 300,000 shares sold pursuant to the full exercise of the underwriters’ overallotment option. The aggregate gross proceeds from the Public Offering, before the underwriting discount and other offering expenses, were $57,500,000.

As of May 22, 2014, the Company’s operational fleet was comprised of 31 drybulk vessels with an average age of 5.4 years and an aggregate carrying capacity of 2.9 million dwt. The fleet consists of 10 Panamax class vessels, 7 Kamsarmax class vessels, 11 post- Panamax class vessels and 3 Capesize class vessels, all built 2003 onwards.

As of May 22, 2014, the Company had contracted to acquire 10 new eco-design newbuild vessels, comprised of 6 Japanese Panamax class vessels, 2 Japanese Post-Panamax class vessels and 2 Chinese Kamsarmax class vessels. In addition, the Company had recapitulation agreements for 3 new eco-design newbuild vessels, comprised of 1 Japanese Post-Panamax class vessel at the stage of contract signing and 2 Japanese Kamsarmax class vessels at the stage of finalization of contractual terms and upgrading of technical specifications.

Upon delivery of all of our newbuilds, assuming we do not acquire any additional vessels or dispose of any of our vessels, our fleet will be comprised of 44 vessels, 15 of which will be new eco-design vessels, having an aggregate carrying capacity of 3.9 million dwt and average age of 6.1 years.

Set out below is a table showing the Company’s existing vessels and their contracted employment as of May 22, 2014:

Vessel Name	DWT	Year Built	Country of construction	Charter Rate (1) USD/day	Charter Duration (2)
Panamax
Maria	76,000	2003	Japan	14,200	Apr 2014 - Jul 2014
Koulitsa	76,900	2003	Japan	13,000	Feb 2014 - Jun 2014
Paraskevi	74,300	2003	Japan	8,650	Aug 2013 - Jul 2014
Vassos	76,000	2004	Japan	BPI(4) + 6%	Apr 2014 - Nov 2014
Katerina	76,000	2004	Japan	9,850	May 2014 - Jul 2014
Maritsa	76,000	2005	Japan	27,649 (3)	Mar 2013 - Jan 2015
Efrossini	75,000	2012	Japan	12,000	Apr 2014 - Jul 2014
Zoe	75,000	2013	Japan	14,800	Apr 2014 - Jul 2014
Kypros Land	77,100	2014	Japan	15,600	Mar 2014 – Jun 2014
Kypros Sea	77,100	2014	Japan	10,750	Apr 2014 - Jul 2014
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	BPI(4) + 9.5%	Jul 2013 - Jul 2015
Pedhoulas Trader	82,300	2006	Japan	BPI(4) + 6.5%	Aug 2013 - Aug 2015
Pedhoulas Leader	82,300	2007	Japan	13,250	Jun 2012 - Jun 2014
Pedhoulas Commander	83,700	2008	Japan	10,750	Sep 2013 - Jul 2014
Pedhoulas Builder	81,600	2012	China	15,000	May 2014 - Jun 2014
Pedhoulas Fighter	81,600	2012	China	11,500	Sep 2013 - Jun 2014
Pedhoulas Farmer	81,600	2012	China	7,100	Apr 2014 - May 2014
Post-Panamax

Stalo	87,000	2006	Japan	13,400	Jan 2014 - Jun 2014
Marina	87,000	2006	Japan	16,675	Mar 2014 - Jun 2014
Xenia	87,000	2006	Japan	15,000	Apr 2014 - Jul 2014
Sophia	87,000	2007	Japan	12,400 BPI(4) + 18%	Dec 2013 - May 2014 Jun 2014 - Aug 2014
Eleni	87,000	2008	Japan
Martine	87,000	2009	Japan	10,750	May 2014 - May 2014
Andreas K	92,000	2009	South Korea	7,500	Apr 2014 – Jun 2014
Panayiota K	92,000	2010	South Korea	9,000	Apr 2014 - Jun 2014
Venus Heritage	95,800	2010	Japan	12,000	Apr 2014 - Jun 2014
Venus History	95,800	2011	Japan	10,500	Apr 2014 - Jun 2014
Venus Horizon	95,800	2012	Japan	13,000	Oct 2013 - Mar 2015
Capesize
Kanaris	178,100	2010	China	25,928	Sep 2011 - Jun 2031
Pelopidas	176,000	2011	China	38,000	Feb 2012 - Dec 2021
Lake Despina	181,400	2014	Japan	24,376 (5)	Jan 2014 - Jan 2024
Total	2,863,700

(i)

Charter rate represents recognized gross daily charter rate. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rates represents the weighted average gross charter rate over the duration of the applicable charter period or series of charter periods, as applicable. Charter agreements may provide for additional payments, namely ballast bonus, to compensate for vessel repositioning.

(ii)

The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of May 22, 2014, scheduled start dates.  Actual start dates and redelivery dates may differ from the scheduled start and redelivery dates depending on the terms of the charter and market conditions.

(iii)

Following the early redelivery of the Maritsa, in January 2013 the Company received a cash compensation payment of $13.1 million, which is being amortized over the period of the new period time charter with the same charterer.  The agreed gross daily charter rate is $8,000 for the period until January 2015.

(iv)

A period time charter at a gross daily charter rate linked to the Baltic Panamax Index (“BPI”) plus a premium.

(v)

A period time charter of ten years at a gross daily charter rate of $23,100 for the first two and a half years and of $24,810 for the remaining period. The charter agreement grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the charter, at a price of $39 million less 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year.  The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party. The charter agreement also grants the charterer the option to extend the period time charter for an additional twelve months at a time, at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times.

Set out below is a table showing the Company’s newbuild vessels and their contracted employment as of May 22, 2014:

Vessel Name	DWT	Expected delivery	Country of construction	Charter Rate (1) USD/day	Charter Duration (2)
Panamax
Hull No. 821	77,000	2H 2014	Japan
Hull No. 822	77,000	1H 2015	Japan
Hull No. 1689	76,500	1H 2015	Japan	15,400	May 2015 - May 2025
Hull No. 827	77,000	2H 2015	Japan
Hull No. 828	77,000	1H 2016	Japan
Hull No. 835	77,000	2H 2016	Japan
Kamsarmax
Hull No. 1148	82,000	1H 2015	China
Hull No. 1146	82,000	1H 2016	China
Hull No. TBN (3)	81,600	1H 2016	Japan
Hull No. TBN (3)	81,600	1H 2017	Japan
Post-Panamax
Hull No. 1685	84,000	2H 2015	Japan
Hull No. 1686	84,000	2H 2015	Japan
Hull No. TBN (3)	84,000	1H 2016	Japan
Total	1,040,700

1)

Charter rate represents recognized gross daily charter rate. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rates represents the weighted average gross charter rate over the duration of the applicable charter period or series of charter periods, as applicable.

2)

The start dates listed reflect scheduled start dates as of May 22, 2014.  Actual start dates and redelivery dates may differ from the scheduled start and redelivery dates depending on the terms of the charter and market conditions.

3)

Newbuild vessels at the stage of recapitulation agreement.

The contracted employment of fleet ownership days as of May 22, 2014 was:

2014 (remaining) ……………….....36%

2014 (full year) ……………………60%

2015 …..…………………………...15%

                                      2016

…..…………………………..10%

Capital expenditure requirements and liquidity

As of May 22, 2014, the Company had agreed to acquire 13 newbuild vessels. The remaining capital expenditure requirements to shipyards or sellers, for the delivery of these 13 newbuilds amounted to $365.4 million, of which $52.5 million was scheduled to be paid in 2014, $162.6 million in 2015, $128.4 million in 2016 and $21.9 million in 2017. The average price payable to shipyards stands at $31.1 million per newbuild vessel or an aggregate of $403.9 million of capital expenditure requirements for the acquisition of our 13 newbuild vessels with deliveries; 1 in 2014; 6 in 2015; 5 in 2016; and 1 in 2017; as a result of investing during the lower part of the shipping cycle.

As of May 22, 2014, the Company had liquidity of $315.0 million consisting of $103.1 million in cash and short-term time deposits, $1.7 million in short-term restricted cash, $1.7 million in long-term restricted cash, a $50.0 million floating rate note which matures in October 2014, $68.3 million available under existing revolving credit facilities and $90.2 million under committed loan facilities for four existing and one newbuild vessels.

Additionally, the Company continues to utilize the net cash flows from its operations to fund its capital expenditure requirements. As of May 22, 2014 the Company had 12 unencumbered newbuild vessels on order against which additional financing could be raised upon their delivery, providing the Company with further financial flexibility in funding its newbuild program and the opportunity to further expand and renew the fleet.

Dividend Declaration on the Common Stock

The Board of Directors of the Company declared a cash dividend on the Company’s common stock of $0.06 per share payable on or about June 17, 2014 to shareholders of record at the close of trading of the Company's common stock on the New York Stock Exchange (the “NYSE”) on June 10, 2014.

The Company has 83,442,755 shares of common stock issued and outstanding as of today’s date.

The Board of Directors of the Company is continuing a policy of paying out a portion of the Company’s free cash flow at a level it considers prudent in light of the current economic and financial environment. The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, financial condition and cash requirements and available sources of liquidity, (ii) decisions in relation to the Company’s growth strategies, (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends, (iv) restrictive covenants in the Company’s existing and future debt instruments and (v) global financial conditions. Accordingly, dividends might be reduced or not be paid in the future.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: “Our Board of Directors has declared a dividend of $0.06 per common share, payable in June. We maintain substantial exposure in the spot market allowing for potential upside to our revenues in the event of a strong charter market.’’

Conference Call

On Thursday, May 29, 2014 at 9:00 A.M. EDT, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until June 10, 2014 by dialing 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of First Quarter 2014 Results

Net income decreased by 30% to $11.2 million for the first quarter of 2014 from $16.1 million for the first quarter of 2013, mainly due to the following factors:

Net revenues: Net revenues decreased by 7% to $41.3 million for the first quarter of 2014, compared to $44.2 million for the same period in 2013, mainly due to a decrease in time charter rates. The Company operated 29.86 vessels on average during the first quarter of 2014, earning a TCE3 rate of $13,921, compared to 24.97 vessels and a TCE rate of $18,113 during the same period in 2013.

Vessel operating expenses: Vessel operating expenses increased by 27% to $12.6 million for the first quarter of 2014, compared to $9.9 million for the same period in 2013. The increase in operating expenses is mainly attributable to an increase in ownership days by 20% to 2,687 days for the first quarter of 2014 from 2,247 days for the same period in 2013.

Depreciation: Depreciation increased to $10.3 million for the first quarter of 2014, compared to $8.8 million for the same period in 2013, as a result of the increase in the average number of vessels operated by the Company.

Gain on asset purchase cancellation: Gain on asset purchase cancellation was $3.6 million during the first quarter of 2014 compared to zero for the same period in 2013. This represents interest of $4.5 million the Company received from the shipyard, calculated on advances paid in relation to a cancelled Capesize class vessel (Hull No. J0131) to the shipyard of $31.8 million, calculated at an annual rate of 5% from the date of receipt of the relevant installments by the shipyard until the refund of such installments, net of capitalized expenses related to the vessel's construction and legal expenses related to the cancellation.

Interest expense: Interest expense decreased to $2.2 million or 15% in the first quarter of 2014 from $2.6 million for the same period in 2013 as a result of the decrease in the average outstanding amount of loans and credit facilities and in the weighted average interest rate of such loans and credit facilities.

Daily vessel operating expenses4: Daily vessel operating expenses increased by 7% to $4,707 for the first quarter of 2014 compared to $4,412 for the same period in 2013, mainly due to increase of crewing, spare, stores and provisions expenses due to the initial supplies of three newbuild vessels delivered during the first quarter of 2014.

Daily general and administrative expenses4: Daily general and administrative expenses, which include daily fixed and variable management fees payable to our Manager and daily costs incurred in relation to our operation as a public company, decreased by 5% to $1,118 for the first quarter of 2014, compared to $1,176 for the same period in 2013. The decrease is mainly attributable to a higher number of ownership days.

_____________________________

3 Time charter equivalent rates, or TCE rates, represent the Company’s charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

4 See Table 2.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended March 31,
	2013	2014
REVENUES:
Revenues	45,172	42,806
Commissions	(945)	(1,463)
Net revenues	44,227	41,343
EXPENSES:
Voyage expenses	(4,035)	(4,355)
Vessel operating expenses	(9,914)	(12,648)
Depreciation	(8,836)	(10,267)
General and administrative expenses	(2,642)	(3,004)
Early redelivery cost	-	(532)
Gain on asset purchase cancellation	-	3,633
Operating income	18,800	14,170
OTHER (EXPENSE) / INCOME:
Interest expense	(2,575)	(2,165)
Other finance costs	(216)	(218)
Interest income	271	231
Gain/(loss) on derivatives	63	(447)
Foreign currency gain/(loss)	36	(38)
Amortization and write-off of deferred finance charges	(310)	(301)
Net income	16,069	11,232
Less Preferred dividend	-	800
Net Income available to common shareholders	16,069	10,432
Earnings per share	0.21	0.13
Weighted average number of shares	76,673,484	83,441,135

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands of U.S. Dollars)

	December 31, 2013	March 31, 2014
ASSETS
Cash, time deposits and restricted cash, short term	71,421	60,015
Other current assets	51,764	21,728
Short-term investment	50,000	50,000
Vessels, net	855,200	964,481
Advances for vessel acquisition and vessels under construction	76,299	33,087
Restricted cash non-current	1,423	1,673
Other non-current assets	6,109	6,527
Total assets	1,112,216	1,137,511

LIABILITIES AND EQUITY
Current portion of long-term debt	35,185	72,312
Other current liabilities	22,119	20,582
Long-term debt, net of current portion	473,110	458,560
Other non-current liabilities	3,466	2,267
Shareholders’ equity	578,336	583,790
Total liabilities and equity	1,112,216	1,137,511

TABLE 1

RECONCILIATION OF ADJUSTED NET INCOME, EBITDA, ADJUSTED EBITDA AND ADJUSTED EPS

	Three-Months Period Ended March 31,
(In thousands of U.S. Dollars except for share and per share data)	2013	2014
Net Income - Adjusted Net Income
Net Income	16,069	11,232
Less Gain on asset purchase cancellation	-	(3,633)
Plus Early redelivery cost	-	532
Plus (Gain)/loss on Derivatives	(63)	447
Plus Foreign currency (gain)/loss	(36)	38
Adjusted Net Income	15,970	8,616

EBITDA - Adjusted EBITDA
Net Income	16,069	11,232
Plus Net interest expense	2,304	1,934
Plus Depreciation	8,836	10,267
Plus Amortization	310	301
EBITDA	27,519	23,734
Less Gain on asset purchase cancellation	-	(3,633)
Plus Early redelivery cost	-	532
Plus (Gain)/loss on derivatives	(63)	447
Plus Foreign currency (gain)/loss	(36)	38
ADJUSTED EBITDA	27,420	21,118

EPS – Adjusted EPS
Net Income	16,069	11,232
Adjusted Net Income	15,970	8,616
Weighted average number of shares	76,673,484	83,441,135
EPS	0.21	0.13
Adjusted EPS	0.21	0.10

EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Net Income available to common shareholders and Adjusted EPS are not recognized measurements under US GAAP.

Adjusted Net Income represents net income before gain on asset purchase cancellation, early redelivery cost, gain/(loss) on derivatives and foreign currency, respectively.

Adjusted Net Income available to common shareholders represents Adjusted Net Income less Preferred dividend.

EBITDA represents net income before interest, income tax expense, depreciation and amortization. Adjusted EBITDA represents EBITDA before gain on asset purchase cancellation, early redelivery cost, gain/(loss) on derivatives and foreign currency, respectively. EBITDA and Adjusted EBITDA are not recognized measurements under US GAAP. EBITDA and Adjusted EBITDA assist the Company’s management and investors by increasing the comparability of the Company’s fundamental performance from period to period and against the fundamental performance of other companies in the Company’s industry that provide EBITDA and Adjusted EBITDA information. The Company believes that EBITDA and Adjusted EBITDA are useful in evaluating the Company’s operating performance compared to that of other companies in the Company’s industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions and the calculation of Adjusted EBITDA generally further eliminates the effects from gain/(loss) on asset purchase cancellation, early redelivery income/(cost) and gain/(loss) on derivatives and foreign currency, items which may vary for different companies for reasons unrelated to overall operating performance.

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA and Adjusted EBITDA should not be considered as substitutes for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA and Adjusted EBITDA are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

TABLE 2: FLEET DATA AND AVERAGE DAILY INDICATORS

	Three-Months Period Ended March 31,
	2013	2014

FLEET DATA
Number of vessels at period end	26	31
Average age of fleet (in years)	4.96	5.28
Ownership days (1)	2,247	2,687
Available days (2)	2,219	2,657
Operating days (3)	2,214	2,656
Fleet utilization (4)	98.5%	98.8%
Average number of vessels in the period (5)	24.97	29.86

AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$18,113	$13,921
Daily vessel operating expenses (7)	$4,412	$4,707
Daily general and administrative expenses (8)	$1,176	$1,118

_____________

1)

Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

2)

Available days represent the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

3)

Operating days represent the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

6)

Time charter equivalent rates, or TCE rates, represent our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

8)

Daily general and administrative expenses include daily fixed and variable management fees payable to our Manager and daily costs in relation to our operation as a public company. Daily general and administrative expenses are calculated by dividing general and administrative expenses by ownership days for the relevant period.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series B and series C preferred stock are listed on the NYSE, where they trade under the symbols “SB”, “SB.PR.B” and “SB.PR.C”, respectively. The Company’s current fleet consists of 31 drybulk vessels, all built 2003 onwards, and the Company has agreed to acquire 13 additional drybulk newbuild vessels to be delivered at various dates through 2017.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 2 111 888 400

Fax: +30 2 111 878 500

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com